Exhibit 28(a)(5)

ARTICLES OF AMENDMENT

OF

THE GABELLI UTILITIES FUND

The Gabelli Utilities Fund, a Delaware statutory trust, having its principal office at One Corporate Center, Rye, New York 10580-1422 (the “Trust”), certifies as follows:

FIRST: The Amended and Restated Agreement and Declaration of Trust of the Trust (the “Declaration of Trust”) is hereby amended by amending Article V, Section 5.4(a) of the Declaration of Trust as follows:

(a) Number of Shares. The number of Shares of each Series or Class that may be issued shall be unlimited. The Trustees may, at their discretion and on such terms as they may determine, divide or combine the issued or unissued Shares of any Series or Class into a greater or lesser number; classify, reclassify or convert any issued or unissued Shares of any Series or Class into Shares of one or more other new or existing Series or Classes; combine two or more Classes of a Series into a single Class of such Series; terminate any one or more Series or Classes of Shares; change the name or other designation of a Series or Class; and take such other action with respect to the Shares of each Series or Class as the Trustees may deem desirable. The Trustees may hold as treasury Shares (of the same or some other Series or Class) reissue for such consideration and on such terms as they may determine.

The Declaration of Trust is hereby further amended by adding Article VII, Section 7.4 to the Declaration of Trust as follows:

Section 7.4 REDEMPTIONS OF SHAREHOLDER INTEREST. In addition to the power to redeem in accordance with Section 7.3 above, the Trustees may redeem some or all of the Shares of the Trust or one or more Series or Classes held by any Shareholder for any reason and under terms set by the Trustees, subject to the provisions of the 1940 Act, including, without limitation, the following reasons:

(a)	the value of such Shares held by such Shareholder being less than the minimum amount established from time to time by the Trustees;

(b)	the determination that direct or indirect ownership of Shares by any Person has become concentrated in such Shareholder to any extent that would disqualify that Series as a regulated investment company under the Code;

(c)	the failure of a Shareholder to pay when due for the purchase of Shares issued to such Shareholder;

(d)	the Trustees determine that redemption is appropriate or necessary to prevent harm to the Trust or its Shareholders;

(e)	the failure of a holder of Shares or other securities of the Trust to comply with a demand pursuant to Section 7.2 hereof;

(f)	the payment of account fees or other charges, expenses and/or fees as set by the Trustees, including without limitation any small account fees;

(g)	in connection with the termination of any Series or Class of Shares; or

(h)	when the Trust is requested or compelled to do so by governmental authority or applicable law.

SECOND: This Amendment was approved by the entire Board of Trustees pursuant to a written consent dated as of February 26, 2024, in accordance with Delaware law and the Declaration of Trust, as amended.

IN WITNESS WHEREOF, the Trust has caused this Amendment to the Declaration of Trust to be signed in its name and on its behalf on this 16th day of April, 2024 by its President, who acknowledges that this amendment is the act of The Gabelli Utilities Fund and that to the best of his knowledge, information and belief and under penalties of perjury, all matters and facts contained herein are true in all material respects.

ATTEST:		THE GABELLI UTILITIES FUND

By:	/s/ Peter Goldstein	By:	/s/ John C. Ball
	Peter Goldstein		John C. Ball
	Secretary		President and Treasurer